FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 24, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 17 and 23 September (both inclusive).

The cash amount of the shares purchased to 23 September 2026 as a result of the execution of the Buyback Programme amounts to 696,824,000 Euros, which represents approximately 38.2% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.3% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
17/09/2026	SAN	Purchase	XMAD	100,000	12.9668
18/09/2026	SAN	Purchase	XMAD	3,650,000	12.6700
18/09/2026	SAN	Purchase	CEUX	1,699,345	12.5928
18/09/2026	SAN	Purchase	TQEX	258,963	12.6166
18/09/2026	SAN	Purchase	AQEU	691,692	12.6149
21/09/2026	SAN	Purchase	XMAD	100,000	12.7150
22/09/2026	SAN	Purchase	XMAD	1,223,128	12.6744
22/09/2026	SAN	Purchase	CEUX	70,503	12.6526
22/09/2026	SAN	Purchase	TQEX	57,366	12.6552
22/09/2026	SAN	Purchase	AQEU	49,003	12.6524
23/09/2026	SAN	Purchase	XMAD	2,200,000	12.6638
23/09/2026	SAN	Purchase	CEUX	436,742	12.6527
23/09/2026	SAN	Purchase	TQEX	128,068	12.6542
23/09/2026	SAN	Purchase	AQEU	235,190	12.6532
			TOTAL	10,900,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 24 September 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 17/09/2026 and 23/09/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-17-a-23-septiembre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	September 24, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance